August 1, 2007

Via EDGAR Transmission and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDL BioPharma, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

SEC File No. 000-19756

Dear Mr. Rosenberg:

On July 11, 2007, PDL BioPharma, Inc. (the “Company” or “we”) delivered a letter (the “July Response Letter”) to you to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter (the “May Comment Letter”) to the Company dated May 25, 2007 and concerning our Form 10-K for the fiscal year ended December 31, 2006.

After we delivered our July Response Letter to you, and in the course of completing our quarterly close and preparing our disclosures for our quarterly report on Form 10-Q for the quarterly period ended June 30, 2007, we determined that we would need to supplement certain of our proposed disclosures that we included in Attachment A to our July Response Letter in response to comment 2(b) in your May Comment Letter regarding changes in our estimate of future product returns. The relevant disclosure from Attachment A to our July Response Letter reads as follows:

“Based upon our historical experience, we believe that a one percentage point change in our estimate of future product returns, based upon our estimate of the total pool of possible future product returns, is reasonably likely. As of June 30, 2007, a one percentage point change in the rate of estimated future product returns for any of our three commercial products could result in a net increase or decrease to revenues of between approximately $XX million and $XX million during the quarter in which we make an adjustment.”

We believe that an investor reading the above disclosure could infer that changes of more than one percentage point in our estimate of future product returns are not reasonably likely. We believe, however, that larger percentage point changes in our estimate of future product returns could occur. The need to eliminate this potential ambiguity became clearer as we progressed through our quarterly close process for the period ended June 30, 2007. We are delivering this letter to you because we wanted to make you aware of this revision to our proposed disclosures before we file our quarterly report on Form 10-Q for the period ended June 30, 2007 and to supplement our July Response Letter.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

August 1, 2007

Attached to this letter as Attachment A (revised) is a revised draft of the proposed Critical Accounting Policy disclosures marked to show revisions to Attachment A to our July Response Letter.

In the course of completing our quarterly close, we determined that we will need to increase our reserve for one of our products, Retavase®, by more than one percentage point, based upon our estimate of the total pool of possible future product returns. This increase in our returns rate for Retavase resulted in our recording a change in estimate for historical Retavase product sales of $5.6 million in the second quarter of 2007.

In May 2007, when we compared April 2007 return activity to the activity observed during the first quarter of 2007, we noted that we experienced modestly lower levels of returns of our Retavase product, levels consistent with our then long-term expectations, and we expected this trend to continue in future periods. The Retavase returns data for May 2007, however, were significantly higher than expected. We informally evaluated this increase in return rates and believed at that time that, particularly given the low return rate in April, the May increase in Retavase returns was an anomaly and our long-term expectations remained unchanged. Our processes and controls for estimations related to our returns reserve operate each quarterly reporting period, and adjustments to these estimates are seldom made on a monthly basis during the quarter. While we do receive return information on a weekly basis and perform some informal review, a formal analysis of this information is performed only for each quarterly reporting period.

Subsequent to filing our July Response Letter, we followed our formal quarterly close processes and controls related to estimations for our returns reserve, including a review of June 2007 returns activity. During the close process for our second quarter, we observed that the return rates for Retavase continued in June 2007 at levels just slightly lower than those observed in May, suggesting that the increase in returns may not have been as short-lived or anomalous as initially believed. Throughout this time, our wholesaler channel inventory levels have continued to remain at approximately one month or less as they have over the past year. Based on our review of channel inventory levels and discussions with our wholesalers, we are confident that the increased returns we experienced during the second quarter are not coming from the wholesaler channel and instead are coming from hospitals and other end users that purchase our products from our wholesalers.

The extent of recent product returns from hospitals and other end users is inconsistent with past history and previous information we gathered related to returns from hospitals and other end users. While we continue to investigate the cause of this recent increase in Retavase return rates, we believe that it is prudent and necessary to change our return reserve estimates with respect to historical sales of our Retavase product. We are also evaluating whether we could further improve the design or operation of our internal controls in this area.

We note to the Staff that our critical accounting policy disclosure included in our quarterly report on Form 10-Q for the period ended March 31, 2007 indicated that the returns reserves for one of our products, which was Retavase, was at the lower end of our estimated range for expected future returns alerting the reader to the increased probability of a future change in return rates should actual returns materially differ from our estimates at that time.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

August 1, 2007

In addition, as the Staff requested in its May Comment Letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments regarding our response to the Staff’s comments or our Form 10-K for the Fiscal Year ended December 31, 2006, please contact me at (510) 284-8185.

Very truly yours,

/s/ Andrew Guggenhime
Andrew Guggenhime
Senior Vice President and Chief Financial Officer

Attachment A (revised)

to

Supplemental Response Letter of PDL BioPharma, Inc.

August 1, 2007

Revised Critical Accounting Policy Disclosures

Sales Allowances and Rebate Accruals

We record reductions to product sales for estimated returns of products sold by us and for chargebacks, wholesaler rebates, government rebate programs, such as Medicaid reimbursements, and for customer incentives, such as cash discounts for prompt payment. As of June 30, 2007, our total sales allowances and rebate accruals totaled approximately $~~XX~~16.2 million on our Condensed Consolidated Balance Sheet. We classify all of our sales reserves and rebate accruals as ~~an offset~~offsets to accounts receivable, with the exception of government rebates, which we classify as other accrued liabilities on our balance sheets.

Categories and descriptions of product sales allowances types are as follows:

•

Product sales returns reserves relate to products returned to us under our Product Return Policy, which allows for the return of expired product within a certain period prior and subsequent to the expiration date.

•	We provide chargeback credits to wholesalers in accordance with our contractual commitments to provide products to hospitals, pharmacies and group purchasing organizations at specified discounts.

•

We provide rebates to our wholesalers in consideration of contractually defined inventory management programs, which were put in place to align wholesaler purchases with underlying consumer demand for our products.

•	Government rebates are contractual price adjustments, such as Medicaid-related adjustments, payable to certain parties that do not purchase our products directly from us.

•	We provide prompt pay discounts to wholesalers for remitting payment on their purchases within established time periods.

Our reserves for wholesaler rebates and prompt pay discounts require little judgment, since these amounts are based on contractual rates applied to known populations of our product sales. Reserves related to government rebate programs are not material to our operating results since the majority of our products are used in the acute-care hospital setting, where Medicaid and other government programs’ coverage is limited. The total amount of such reserves for wholesaler rebates, prompt pay discounts and government rebate programs was ~~approximately $XX~~$2.3 million as of June 30, 2007, $~~XX~~2.0 million of which was classified as an offset to accounts receivable and $~~XX~~0.3 million of which was classified as other accrued liabilities on our Condensed Consolidated Balance Sheet. While we have historically revised our estimates for wholesaler rebates, prompt pay discounts and government rebate programs, to date such changes in estimate have not been material to our operations as the accuracy of such reserves has generally been within ~~0.2~~0.1% of our quarterly reported net sales.

Estimates related to our product sales returns reserve for products sold by us and estimates related to our chargebacks allowance require more judgment, and changes in these estimates could be material to our operating results. As of June 30, 2007, our reserve for product sales returns for products sold by us was ~~approximately $XX~~$12.0 million, which was classified as a reduction to accounts receivable on our Condensed Consolidated Balance Sheet. Since we receive returns both for products that we sold, as well as for products sold by companies from whom we acquired the rights to our commercial products, we differentiate our returns reserve based on whether or not we sold the product. We recognize adjustments related to the return of products not sold by us as operating expenses in “other acquisition-related charges,” rather than as a reduction to product sales, as such charges relate to a liability assumed in an acquisition and not to our earnings process. We recognize charges related to our estimates for the return of products sold by us as an offset to product sales, which amounts are estimated in the period during which the products are sold. Estimates for product returns are based on an ongoing analysis of our products’ historical return patterns, monitoring the feedback that we receive from our sales force regarding consumer use and satisfaction, and reviewing wholesaler sell-through and wholesaler ending inventory data provided to us.

We have channel services agreements with our primary wholesalers. These agreements provide monetary incentives in the form of credit for wholesalers to maintain consistent inventory levels. It is our intent to maintain approximately four to five weeks of supply in the wholesaler channel. Based on information that we received from our wholesalers, as of December 31, 2006 and June 30, 2007, inventory in the channel ~~represents~~represented approximately four ~~and XX~~ weeks~~, respectively,~~ of our product sales, which we believe is consistent with underlying consumer demand.

On a quarterly basis, we review our historical rates of product returns and compare the historical rates of return applied to the pool of potential product returns to our product sales returns reserves. Our returns policy allows for returns of expired product within a certain period prior and subsequent to the expiration date.

We continually enhance our returns estimation process in an effort to improve our estimates, and we adjust our estimates if and when trends or significant events indicate that a change in estimate is appropriate. For example, during the second quarter of 2006, based on product returns experienced in that quarter, additional visibility into channel inventory levels and activity and enhancements made to our existing estimation process, we changed our estimates for product sales returns to better reflect the projected future level of returns. The effect of this change in estimate was to reduce product sales, net, during the second quarter of 2006 by ~~approximately~~ $5.6 million, which increased net loss per basic and diluted share by ~~approximately~~ $0.05. In addition, during the first quarter of 2007, based on recent historical return patterns, we ~~refined~~changed our estimates with respect to future product returns of two of our currently marketed products. For one product, we slightly increased the rate at which we ~~are~~were reserving for estimated product returns and, for the other, we slightly decreased the accrual rate. ~~[~~As of March 31, 2007, the returns reserves for one of these products ~~is~~was at the lower end of our estimated range for expected future returns and the returns reserve for the other product ~~is~~was at the higher end of our estimated range. While we ~~believe~~believed that the returns reserves for each of these products at the end of the first quarter of 2007 ~~are~~were within reasonable ranges based on our expectations for future product returns, ~~we may experience~~during the second quarter of 2007 we experienced actual returns that ~~differ from these estimates.] A material deviation~~differed from these estimates for each of these products. Accordingly, based on our analysis of returns data, we recognized changes in estimates for each of these products during the second quarter of 2007; for our Retavase product, the change in estimate resulted in a decrease in net product sales of $5.6 million, and for our Cardene IV product, the change in estimate resulted in an increase to net product sales of $3.0 million.

Further material deviations from expected returns could either result in an increase or decrease in our net product sales in future periods. Based upon our historical experience, we believe that a one percentage point change in our estimate of future product returns, based upon our estimate of the total pool of possible future product returns, is reasonably likely to occur from time to time. As of June 30, 2007, a one percentage point change in the rate of estimated future product returns for any of our three commercial products could result in ~~a net~~an increase or decrease to ~~revenues of between approximately $XX million and $XX~~net product sales of up to $2 million during the quarter in which we make an adjustment. Larger changes in our estimate of future product returns, however, could occur and have occurred in the past, which could cause and have caused an increase or decrease in net product sales of greater than $2 million for the period in which we recorded the change. For example, in addition to the changes in estimates that we recognized during the second quarter of 2007 described above, we also recognized a change in estimate across our product portfolio in the second quarter of 2006, which decreased net product sales by $5.6 million.

The table below summarizes our product sales returns reserves:

	Six months ended June 30,
(in millions)	2007	2006
Products Sold by PDL:
Beginning balances at December 31, 2006 and 2005	$8.1	$0.5
Provisions to reserve for sales made in current period	4.8	3.3
Adjustments to reserve for sales made in prior periods	2.6	5.6
Actual product returns during current period and other adjustments	(3.5)	(2.8)

Ending returns reserve balances at June 30, 2007 and 2006	$12.0	$6.6

Products Sold Prior to Acquisition by PDL:
Beginning balances at December 31, 2006	$0.2	$7.4
Adjustments to other acquisition-related charges	0.9	3.0
Actual product returns during current period	(1.1)	(9.6)

Ending returns reserve balances at June 30, 2007	$—	$0.8

Total Product Returns Reserve at June 30, 2007	$12.0	$7.4

As of June 30, 2007, our chargeback reserve was ~~approximately $XX~~$1.9 million, which was classified as a reduction to accounts receivable on our Condensed Consolidated Balance Sheet. Estimates for chargebacks are based on contractual terms, historical utilization rates and expectations regarding future utilization rates for these programs. We make judgments as to the exposure for future chargebacks at the end of each reporting period based on channel inventory information that we receive from our wholesalers and the estimated amount of claims that are in-process, which is based on historical trends of claims’ submissions. Although we experience differences in actual chargeback claims when compared to our estimates, our accrued balances are generally within 1% of our product sales for a quarterly reporting period. See the table below for a summary of our chargeback reserve:

	Six months ended June 30,
(in millions)	2007	2006
Beginning balances at December 31, 2006	$2.7	$2.8
Provisions to reserve in current period	10.1	10.5
Actual chargebacks and adjustments during current period	(10.9)	(10.0)

Ending chargeback reserve balances at June 30, 2007	$1.9	$3.3

Clinical Trial Expenses

We base our cost accruals for clinical trials on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations (CROs). In the normal course of business, we contract with third parties to perform various clinical trial activities in the ongoing development of potential drugs. The financial terms of these agreements vary from contract to contract, are subject to negotiation and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, we recognize direct expenses related to each patient enrolled in a clinical trial on an estimated cost-per-patient basis as services are performed. In addition to considering information from our clinical operations group regarding the status of our clinical trials, we rely on information from CROs, such as estimated costs per patient, to calculate our accrual for direct clinical expenses at the end of each reporting period. For indirect expenses, which relate to site and other administrative costs to manage our clinical trials, we rely on information provided by the CRO, including costs incurred by the CRO as of a particular reporting date, to calculate our indirect clinical expenses. In the event of early termination of a clinical trial, we accrue and recognize expenses in an amount based on our estimate of the remaining non-

cancelable obligations associated with the winding down of the clinical trial, which we confirm directly with the CRO.

If our CROs were to either under or over report the costs that they have incurred or if there is a change in the estimated per patient costs, it could have an impact on our clinical trial expenses during the period in which they report a change in estimated costs to us. Adjustments to our clinical trial accruals primarily relate to indirect costs, for which we place significant reliance on our CROs for accurate information at the end of each reporting period. Based upon the magnitude of our historical adjustments, we believe that it is reasonably possible that a change in estimate related to our clinical accruals could be approximately 1% of our annual research and development expenses.